ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 WWW.ROPESGRAY.COM

April 1, 2015

BY EDGAR
Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549-1090

Re:   Premier Multi-Series VIT (Registration Nos. 333-182079 and 811-22712)

Ladies and Gentlemen:

On behalf of Premier Multi-Series VIT (the “Trust”), we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 6 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Statutory Prospectus for shares of RCM Dynamic Multi-Asset Plus VIT Portfolio, a new series of the Trust (the “Fund”).

2.	The Statement of Additional Information of the Trust.

The Amendment is being submitted to register shares of the Fund. The Amendment does not contain any disclosure relating to the Trust that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me

(at 617-235-4636) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Jessica L. Reece Jessica L. Reece, Esq.

cc:	Julian F. Sluyters
Thomas J. Fuccillo, Esq.
Wayne Miao, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Justin Hebenstreit, Esq.